December 21, 2010

VIA ELECTRONIC TRANSMISSION
AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Jerard Gibson

Re:	Preferred Apartment Communities, Inc. Registration Statement on Form S-11 File No. 333-168407

Dear Mr. Gibson:

Preferred Apartment Communities, Inc. (the “Company”) hereby withdraws its letter submitted to the staff of the Securities and Exchange Commission on December 20, 2010 requesting acceleration of the effective date of the above-referenced Registration Statement.

Very truly yours,

PREFERRED APARTMENT COMMUNITIES, INC.

/s/ John A. Williams
John A. Williams
President and Chief Executive Officer